United States
Securities and Exchange Commission
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Name of Issuer:  Imtec, Inc.
Title of Class of Securities:  Common Stock
CUSIP Number:  452909104

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications:
Douglas T. Granat, 155 Pfingsten Road, Suite 360,
Deerfield , IL 60015    (847) 405-9700

Date of Event which Requires Filing of this Statement:
January 1, 1998




CUSIP No. 452909104
Page 2 of 4 Pages

1.  Name of Reporting Person       Trigran Investments L.P.
                                   IRS No. 36-3778244

2.  Check the appropriate box if a member of a group     (a) [ ]
                                                         (b) [ ]

3. SEC Use Only

4. Source of Funds

5. Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]  N/A

6. Citizenship or Place of Organization     Illinois

7. Sole Voting Power     See Item 5(b)

8. Shared Voting Power   See Item 5(b)

9. Sole Dispositive Power   See Item 5(b)

10. Shared Dispositive Power   See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 261,120

12. Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)     16.78%

14. Type of Reporting Person    PN



CUSIP No.  452909104
Page 3 of 4

Item 1.   Security and Issuer

Common Stock, par value $.01 per share

IMTEC, Inc. (the "Issuer")
One Imtec Lane
Bellows Falls, VT 05101

Except as expressly stated below, there have been no material changes in the facts and statements set forth in Schedule 13D, filed October 26, 1995, as amended by Amendment No. 1, filed February 2, 1996, and
Amendment No. 2, filed March 15, 1996, and by Amendment No. 3, filed July 9, 1996, and by Amendment No. 4, filed August 15,1996, with respect to the Common Stock, par value $.01 per share, of IMTEC, Inc. (Where no material change has occurred with respect to Items 2-8, inclusive, or a part thereof, of the Schedule 13D, such particular item or respective part thereof is omitted from this Amendment No. 5.)

Schedule 13D, as amended by Amendment No. 1 and Amendment No.2 and Amendment No. 3 and Amendment No. 4, together with this
Amendment No.5 is sometimes referred to herein as Schedule 13D, as amended.

Item 5         Interest in the Securities of the Issuer

(a) The aggregate number and percentage of the common stock of the Issuer beneficially owned by the Reporting Person as of the date of this filing is 261,120 shares or 16.78%

(b) The Reporting Person and Trigran Investments, Inc. each have sole power to vote and sole power to dispose of the securities listed in (a) above.

Each of Douglas Granat, Kenneth Granat, and Lawrence Oberman have shared power to vote shared power to dispose of the securities listed in (a) above.

(c) The following transactions were effected in the securities of the Issuer from November 1,1997 through January 29, 1998:


Cusip No. 452909104
Page 4 of 4


Date         Amount of Securities     Price Per Share     Transaction

1/1/98               3,000                 9.625         Options Granted


Signature

After reasonable inquiry and to the best of the undersigned's knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 29, 1998

TRIGRAN INVESTMENTS L.P., an Illinois limited partnership

By:  Trigran Investments, Inc., general partner

By:   /s/ Lawrence A. Oberman
Lawrence A. Oberman
Vice President